Mail Stop 3561

      							October 6, 2005


Via U.S. Mail

Mr. Aviv Boim
Chief Financial Officer
Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443
Israel

	Re:	Orckit Communications Ltd
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-28724

Dear Mr. Boim:

      We have reviewed your supplemental response letter dated
August
12, 2005 as well as your filing and have the following comment.
As
noted in our comment letter dated July 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. Refer to the second paragraph of your response to comment 6, which
indicates that the revenues and costs in question are parts of multiple element arrangements. Tell us the amounts of these deferred costs that are off-set against deferred revenues at each balance
sheet date.   Clarify whether or not it is appropriate to expense
these costs upon delivery.  Tell us the following:
* Explain in more detail why you do not believe that these deferred costs qualify as assets,
* Explain whether each of the types of costs listed in the first paragraph of your response to comment 6 are incremental and direct costs related to a specific contract or arrangement,
* Describe how these costs relate to the deferred multiple elements,
* Identify which of these costs relate to sales that are effectively consignment sales,
* Identify incurred losses that are considered an investment in the remainder of the contract as supported by the revenue allocated to the remaining deliverables being an amount greater than the fair value of those deliverables,
* Identify those incurred costs that are contractually guaranteed reimbursable costs.
We do not believe that Rule 5-02.6(d)(iii) is applicable to the display of these items. Consequently, the staff believes these costs and deferred revenues should not be offset unless a right of setoff exists.


*    *    *    *

      Please respond to the above comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Aviv Boim
Orckit Communications Ltd.
October 6, 2005
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